SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)*
______________

THL CREDIT, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

872438106
(CUSIP Number)

David O’Connor

First Eagle Investment Management, LLC

1345 Avenue of the Americas

New York, NY 10105

(212) 698-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 16, 2020
(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 872438106	SCHEDULE 13D	Page 2 of 26

(1) Name of Reporting Persons: First Eagle Holdings, Inc.
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 1,259,102
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,259,102
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,259,102
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 4.238%
(14) Type of Reporting Person (See Instructions): HC, CO

CUSIP No. 872438106	SCHEDULE 13D	Page 3 of 26

(1) Name of Reporting Persons: First Eagle Investment Management, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): WC
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): X
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 1,259,102
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,259,102
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,259,102
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 4.238%
(14) Type of Reporting Person (See Instructions): IA

CUSIP No. 872438106	SCHEDULE 13D	Page 4 of 26

(1) Name of Reporting Persons: First Eagle Alternative Credit, LLC
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): AF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 1,259,102
(8) Shared Voting Power 0
(9) Sole Dispositive Power 1,259,102
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 1,259,102
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 4.238%
(14) Type of Reporting Person (See Instructions): IA

CUSIP No. 872438106	SCHEDULE 13D	Page 5 of 26

(1) Name of Reporting Persons: William Montgomery Cook
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 8,082
(8) Shared Voting Power 0
(9) Sole Dispositive Power 8,082
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 8,082
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.027%
(14) Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 6 of 26

(1) Name of Reporting Persons: Steven Krull
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 500
(8) Shared Voting Power 0
(9) Sole Dispositive Power 500
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 500
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.002%
(14) Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 7 of 26

(1) Name of Reporting Persons: Robert Hickey
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 19,100
(8) Shared Voting Power 0
(9) Sole Dispositive Power 19,100
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 19,100
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.064%
(14) Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 8 of 26

(1) Name of Reporting Persons: Michael Herzig
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 6,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 6,000
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.020%
(14) Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 9 of 26

(1) Name of Reporting Persons: Christopher J. Flynn
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 51,273
(8) Shared Voting Power 0
(9) Sole Dispositive Power 51,273
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 51,273
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.173%
(14) Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 10 of 26

(1) Name of Reporting Persons: Terrence Olson
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 55,549
(8) Shared Voting Power 0
(9) Sole Dispositive Power 55,549
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 55,549
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.187%
(14) Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 11 of 26

(1) Name of Reporting Persons: James Fellows
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 59,000
(8) Shared Voting Power 0
(9) Sole Dispositive Power 59,000
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 59,000
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.199%
(14) Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 12 of 26

(1) Name of Reporting Persons: Sabrina Rusnak-Carlson
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 12,260
(8) Shared Voting Power 0
(9) Sole Dispositive Power 12,260
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 12,260
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.041%
(14) Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 13 of 26

(1) Name of Reporting Persons: Mehdi Mahmud
(2) Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) X
(3) SEC Use Only:
(4) Source of Funds (See Instructions): PF
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6) Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 37,226
(8) Shared Voting Power 0
(9) Sole Dispositive Power 37,226
(10) Shared Dispositive Power 0
(11) Aggregate Amount Beneficially Owned by Each Reporting Person: 37,226
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13) Percent of Class Represented by Amount in Row (11): 0.125%
(14) Type of Reporting Person (See Instructions): IN

CUSIP No. 872438106	SCHEDULE 13D	Page 14 of 26

ITEM 1.	SECURITY AND ISSUER

This Statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock, par value $0.001 per share (the “Shares”), of THL Credit, Inc., a Delaware corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 100 Federal St., 31st Floor, Boston, MA 02110.  Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

The Reporting Persons (as defined below) are filing this Schedule 13D, because the Reporting Persons may be deemed to be part of a “group” as that term is defined in Rule 13d-5 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Each of the Reporting Persons (as defined below) disclaims the existence of a “group” as between the Reporting Persons, and disclaims beneficial ownership, for purposes of Section 13(d) of the Exchange Act, of any securities held directly by the other Reporting Persons.  This report shall not be deemed to be an admission that any of the Reporting Persons are a “group” for purposes of Rule 13d-5.

ITEM 2.	IDENTITY AND BACKGROUND
This Schedule 13D is being filed by the following persons (each a “Reporting Person”):
i.

First Eagle Holdings, Inc., a Delaware corporation (“FEH”), whose principal office address is 1345 Avenue of the Americas, New York, NY 10105. FEH is the managing member of First Eagle Investment Management, LLC, a Delaware limited liability company (“FEIM”);

ii.

FEIM, whose principal office address is 1345 Avenue of the Americas, New York, NY 10105. FEIM is the sole and managing member of First Eagle Alternative Credit, LLC, a Delaware limited liability company (“FEAC” and, together with FEH and FEIM, the “FE Entities”);

iii.	FEAC, the investment advisor to the Issuer, whose principal office address is 100 Federal Street, 31st Floor, Boston, MA 02110;
iv.	William Montgomery Cook, who is a citizen of the United States of America and employee of FEAC, with a business address of 570 Lexington Avenue, 21st Floor, New York, NY 10022;
v.	Steven Krull, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606;
vi.	Robert Hickey, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606;
vii.	Michael Herzig, who is a citizen of the United States of America and employee of FEAC, with a business address of 570 Lexington Avenue, 21st Floor, New York, NY 10022;
viii.	Christopher J. Flynn, who is a citizen of the United States of America and employee of FEAC, with a business address of 100 Federal Street, 31st Floor, Boston, MA 02110;
ix.	Terrence Olson, who is a citizen of the United States of America and employee of FEAC, with a business address of 100 Federal Street, 31st Floor, Boston, MA 02110;
x.	James Fellows, who is a citizen of the United States of America and employee of FEAC, with a business address of 227 W. Monroe St., Suite 3200, Chicago, IL 60606;

CUSIP No. 872438106	SCHEDULE 13D	Page 15 of 26

xi.

Sabrina Rusnak-Carlson, who is a citizen of the United States of America and employee of FEAC, with a business address of 100 Federal Street, 31st Floor, Boston, MA 02110

(together with the individuals listed in subsections (iv) – (x) hereof, the “FEAC Employees”); and

xii.	Mehdi Mahmud, who is a citizen of the United States of America and employee of FEIM, with a business address of 1345 Avenue of the Americas, 48th Floor, New York, NY 10105. (“Mahmud”).

The FE Entities, FEAC Employees and Mahmud are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Each of the Reporting Persons is either principally engaged in, or employed by a firm that is principally engaged in, the business of investing in securities.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

On September 21, 2015, the U.S. Securities and Exchange Commission (the “SEC”) announced an agreement with FEIM to settle charges relating to the use of assets of the FEIM mutual funds (the “Mutual Funds”) to make payments to two financial intermediaries for distribution-related services outside of a written, approved Rule 12b-1 plan, and that were not paid by FEIM out of its own resources.  The SEC alleged that the use of the Mutual Funds’ assets to pay for these distribution-related services rendered the Mutual Funds’ disclosures concerning payments for distribution-related services inaccurate.  Without admitting or denying the SEC’s findings, FEIM was censured and consented to the entry of an order to cease and desist from committing or causing any violations and future violations of Section 206(2) of the Investment Advisers Act of 1940, as amended (the “1940 Act”) and Sections 12(b) and 34(b) and Rule 12b-1 of the 1940 Act, as amended.  FEIM agreed in the settlement to pay disgorgement of $24,907,354, prejudgment interest of $2,340,525 and a civil monetary penalty of $12,500,000.  On March 29, 2019, FEIM sent a certification to the SEC that, on a best efforts basis, it had completed the process of disbursing the amounts payable to affected shareholders under the settlement and the third-party consultant provided a final accounting of such payments to the SEC.  Any residual, undistributable payments were transferred to the United States Treasury on April 5, 2019 in accordance with the settlement, and the payment of all monetary penalties resulting from this matter is complete.  The resolution of this matter did not have a material adverse effect on FEIM’s financial results or operations.

Except as set forth in the foregoing paragraph, during the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

On January 28, 2020, the Issuer’s board of directors unanimously approved a new investment management agreement (the “New Investment Management Agreement”) between the Issuer and FEAC.  The New Investment Management Agreement is subject to stockholder approval (the “Stockholder Approval”).

CUSIP No. 872438106	SCHEDULE 13D	Page 16 of 26

In connection with the potential Stockholder Approval, the Issuer, FEIM, THLP Debt Partners, L.P. (“THLP Debt Partners”), FEAC Employees, Jeff Korvanda (“Korvanda”), Sam Tillinghast (“Tillinghast”), Brian Good (“Good”), Christian Champ (“Champ”), Howard Wu (“Wu”), and Brian Murphy (“Murphy” and together with the FEAC Employees, Korvanda, Tillinghast, Good, Champ, and Wu, the “Investors”) 1 entered into that certain commitment letter agreement, dated March 3, 2020 (the “Commitment Letter”), pursuant to which (i) FEIM, THLP Debt Partners, and the Investors agreed to purchase from the Issuer, in aggregate, approximately $30 million of the Issuer’s common stock in a publicly registered issuance on or before April 21, 2020, and (ii) FEIM, THLP Debt Partners and the Investors committed to purchase such shares at the Issuer’s net asset value per share, in accordance with the 1940 Act, with FEIM’s share of the commitment approximately $20 million, and THLP Debt Partners and the Investors’ collective share approximately $10 million (subsections (i) and (ii), the “Commitment”). The Investors’ share of the Commitment will be funded by the funds held by U.S. Bank, N.A., in its capacity as escrow agent, pursuant to an escrow agreement, dated January 31, 2020, between U.S. Bank, N.A. and Christopher J. Flynn, in his capacity as the Investors’ representative (the “Investor Representative”) (such agreement, the “Escrow Agreement”).

Further, after the investments contemplated by the Commitment, THLP Debt Partners may deliver a notice to the Investor Representative (“Follow-on Notice”), instructing the Investor Representative to release any remaining portion of the escrow funds in order to acquire additional Shares until June 29, 2020. After delivery of the Follow-on Notice, THLP Debt Partners will simultaneously acquire additional Shares on the same terms as the Investors on a pro rata basis and in the same proportion as THLP Debt Partners and the Investors acquired their Shares in connection with the investments contemplated by the Commitment.

In connection with the potential Stockholder Approval, FEIM, THLP Debt Partners  and the Investors entered into an amended and restated letter agreement, dated March 3, 2020 (the “Letter Agreement”), pursuant to which, among other things, each of FEIM, THLP Debt Partners and the Investors agreed to (A) take the actions contemplated by the Commitment, (B) not dispose or otherwise transfer, convey or assign beneficial or economic ownership of the Shares it acquires pursuant to the Letter Agreement and the Commitment Letter prior to the earlier of (x) receipt of the Stockholder Approval, and (y) twelve (12) months from the date such Shares were purchased, as contemplated by the Letter Agreement and Commitment Letter, (C) vote the Shares held by it in favor of the New Investment Management Agreement, and (D) take such actions as are necessary to cause the Shares held by it to count towards a quorum for any matter requested by FEIM. The Letter Agreement terminates automatically without the need for any further action after the vote described in clause (C) of this paragraph.

As may be appropriate from time to time, each of the Reporting Persons, subject to the terms and conditions of the agreements referenced in this Item 4, may consider the feasibility and advisability of various alternative courses of action with respect to such investment, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Shares, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be

[1]

Each of THLP Debt Partners L.P., Jeff Korvanda, Sam Tillinghast, Brian Good, Christian Champ, Howard Wu, and Brian Murphy owns 0 Shares; and, therefore, such persons are not deemed “Reporting Persons” for purposes of this Schedule 13D.

CUSIP No. 872438106	SCHEDULE 13D	Page 17 of 26

delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Subject to the terms and conditions of the agreements referenced in this Item 4, the Reporting Persons may communicate with the Issuer’s board of directors, members of management and/or other stockholders from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the Issuer’s board of directors. Except as described in Item 6 and this Item 4 and any plans or proposals that may from time to time be discussed or considered by the directors of the Issuer, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions (including any restrictions contained in the agreements referenced in this Item 4 and Item 6), at any time and from time to time, to acquire additional securities of the Issuer, dispose of some or all of the Shares or such other securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s securities in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b)

As of the date of this Schedule 13D, FEH, as the managing member of FEIM, and FEIM, as the sole and managing member of FEAC, may be deemed to have sole voting and dispositive power with respect to all 1,259,102 Shares owned by FEAC, representing approximately 4.238% of the Issuer’s aggregate issued and outstanding shares of common stock, as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 5, 2020 (the “Total Outstanding Shares”).

As of the date of this Schedule 13D, FEIM, as the sole and managing member of FEAC may be deemed to have sole voting and dispositive power with respect to all 1,259,102 Shares owned by FEAC, representing approximately 4.238% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Schedule 13D, FEAC has sole voting and dispositive power with respect to 1,259,102 Shares, representing approximately 4.238% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Schedule 13D, William Montgomery Cook has sole voting and dispositive power with respect to 8,082 Shares, representing approximately 0.027% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

CUSIP No. 872438106	SCHEDULE 13D	Page 18 of 26

As of the date of this Schedule 13D, Steven Krull has sole voting and dispositive power with respect to 500 Shares, representing approximately 0.002% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Schedule 13D, Robert Hickey has sole voting and dispositive power with respect to 19,100 Shares, representing approximately 0.064% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Schedule 13D, Michael Herzig has sole voting and dispositive power with respect to 6,000 Shares, representing approximately 0.020% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Schedule 13D, Christopher J. Flynn has sole voting and dispositive power with respect to 51,273 Shares, representing approximately 0.173% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Schedule 13D, Terrence Olson has sole voting and dispositive power with respect to 55,549 Shares, representing approximately 0.187% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Schedule 13D, James Fellows has sole voting and dispositive power with respect to 59,000 Shares, representing approximately 0.199% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Schedule 13D, Sabrina Rusnak-Carlson has sole voting and dispositive power with respect to 12,260 Shares, representing approximately 0.041% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

As of the date of this Schedule 13D, Mehdi Mahmud has sole voting and dispositive power with respect to 37,226 Shares, representing approximately 0.125% of the Total Outstanding Shares (determined in accordance with Rule 13d-3 of the Exchange Act).

(c) Information concerning transactions in the shares of Common Stock effected within the last 60 days by the Reporting Persons is set forth on Schedule A hereto and is incorporated herein by reference.

(d) Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Schedule 13D.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

Except as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

CUSIP No. 872438106	SCHEDULE 13D	Page 19 of 26

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.
Exhibit 99.1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended
Exhibit 99.2	Letter Agreement re: Investment in the BDC, dated March 3, 2020, among Issuer, FEIM, THLP Debt Partners, and the Investors
Exhibit 99.3

Letter Agreement re: Re: Commitment to Invest in THL Credit, Inc., dated March 3, 2020, among Issuer, FEIM, THLP Debt Partners, and the Investors (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K, as filed with the Securities and Exchange Commission on March 5, 2020)

CUSIP No. 872438106	SCHEDULE 13D	Page 20 of 26

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 26, 2020

FIRST EAGLE HOLDINGS, INC.

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

By:	First Eagle Holdings, Inc.
Its:	Managing Member

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel
FIRST EAGLE ALTERNATIVE CREDIT, LLC
By:	First Eagle Investment Management, LLC
Its:	Managing Member

By:	/s/ David O’Connor
Name:	David O’Connor
Title:	General Counsel
/s/ William Montgomery Cook
WILLIAM MONTGOMERY COOK

/s/ Steven Krull
STEVEN KRULL

/s/ Robert Hickey
ROBERT HICKEY

/s/ Michael Herzig
MICHAEL HERZIG

/s/ Christopher J. Flynn
CHRISTOPHER J. FLYNN

/s/ Terrence Olson
TERRENCE OLSON
/s/ James Fellows
JAMES FELLOWS

/s/ Sabrina Rusnak-Carlson
SABRINA RUSNAK-CARLSON

CUSIP No. 872438106	SCHEDULE 13D	Page 21 of 26

/s/ Mehdi Mahmud
MEHDI MAHMUD

CUSIP No. 872438106	SCHEDULE 13D	Page 22 of 26

SCHEDULE A

Transaction in the Shares During the Past Sixty Days

Name	Date of Purchase	Nature of Transaction	Amount of Securities Purchased	Price Per Share	Where and How the Transaction was Effected
James Fellow	3/16/2020	Purchase of Common Stock	120.00	$3.045	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	1,300.00	$3.05	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	351.00	$3.06	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	1,150.00	$3.07	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	6,600.00	$3.09	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	200.00	$3.0899	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	300.00	$3.08	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	4,914.00	$3.09	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	700.00	$3.10	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	1,200.00	$3.0999	Effected on the open market exchange through a broker
James Fellow	3/16/2020	Purchase of Common Stock	15,165.00	$3.10	Effected on the open market exchange through a broker
Sabrina Rusnak-Carlson	3/16/2020	Purchase of Common Stock	20.00	$2.80	Effected on the open market exchange through a broker
Sabrina Rusnak-Carlson	3/16/2020	Purchase of Common Stock	5,280.00	$2.83	Effected on the open market exchange through a broker
Christopher J. Flynn	3/16/2020	Purchase of Common Stock	8,000.00	$2.87	Effected on the open market exchange through a broker
Michael Herzig	3/16/2020	Purchase of Common Stock	1,000.00	$2.83	Effected on the open market exchange through a broker

CUSIP No. 872438106	SCHEDULE 13D	Page 23 of 26

Michael Herzig	3/16/2020	Purchase of Common Stock	3.00	$2.79	Effected on the open market exchange through a broker
Michael Herzig	3/16/2020	Purchase of Common Stock	100.00	$2.79	Effected on the open market exchange through a broker
Michael Herzig	3/16/2020	Purchase of Common Stock	200.00	$2.79	Effected on the open market exchange through a broker
Michael Herzig	3/16/2020	Purchase of Common Stock	197.00	$2.79	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	5,762.00	$2.81	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	2,104.00	$2.79	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	1,524.00	$2.79	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	300.00	$2.81	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	210.00	$2.79	Effected on the open market exchange through a broker
Robert Hickey	3/16/2020	Purchase of Common Stock	100.00	$2.79	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	600	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	2,000.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	2,000.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	1,000.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	90.00	$3.50	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	2,000.00	$3.73	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	100.00	$3.72	Effected on the open market exchange through a broker

CUSIP No. 872438106	SCHEDULE 13D	Page 24 of 26

Mehdi Mahmud	3/16/2020	Purchase of Common Stock	27,336.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	400.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	300.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	400.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	700.00	$3.75	Effected on the open market exchange through a broker
Mehdi Mahmud	3/16/2020	Purchase of Common Stock	300.00	$3.75	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	110.00	$3.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	411.00	$3.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	206.00	$3.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	105.00	$3.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/13/2020	Purchase of Common Stock	95.00	$3.79	Effected on the open market exchange through a broker
Steven Krull	3/13/2020	Purchase of Common Stock	500.00	$3.75	Effected on the open market exchange through a broker
Christopher J. Flynn	3/12/2020	Purchase of Common Stock	7,500.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	11.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker

CUSIP No. 872438106	SCHEDULE 13D	Page 25 of 26

Michael Herzig	3/12/2020	Purchase of Common Stock	36.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	953.00	$3.20	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	100.00	$3.09 \	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	24.00	$3.09 \	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	1.00	$3.09	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	200.00	$3.09	Effected on the open market exchange through a broker
Michael Herzig	3/12/2020	Purchase of Common Stock	675.00	$3.09	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	102.00	$4.57	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	101.00	$4.72	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	301.00	$4.65	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	300.00	$4.74	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	400.00	$4.73	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	500.00	$4.58	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	800.00	$4.58	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,000.00	$4.60	Effected on the open market exchange through a broker

CUSIP No. 872438106	SCHEDULE 13D	Page 26 of 26

Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,300.00	$4.56	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,301.00	$4.62	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,315.00	$4.59	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	1,528.00	$4.55	Effected on the open market exchange through a broker
Christopher J. Flynn	3/10/2020	Purchase of Common Stock	2,252.00	$4.79	Effected on the open market exchange through a broker
William Montgomery Cook	3/10/2020	Purchase of Common Stock	2,000.00	$4.65	Effected on the open market exchange through a broker